300 North LaSalle Chicago, Illinois 60654
Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

CONFIDENTIAL TREATMENT REQUESTED BY SENSATA

TECHNOLOGIES HOLDING B.V. FOR CERTAIN PORTIONS OF THIS LETTER

PURSUANT TO 17 C.F.R. § 200.83 (“RULE 83”)

February 12, 2010

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso
Gabriel Eckstein
Lynn Dicker
Kevin Vaughn

Re:	Sensata Technologies Holding B.V.
Amendment No. 3 to Registration Statement on Form S-1
(SEC File No. 333-163335), originally filed November 25, 2009

Ladies and Gentlemen:

Sensata Technologies Holding B.V., a Dutch private limited liability company (the “Registrant”), has today filed with the Securities and Exchange Commission (the “SEC”), pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, an Amendment No. 3 to its Registration Statement on Form S-1 (the “Amendment”).

On behalf of the Registrant, we are writing to respond to the comments raised in your letter to the Registrant, dated February 9, 2010. The Registrant’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the staff referenced above, and those copies will be marked to show changes from Amendment No. 2 to the Registration Statement on Form S-1 filed with the SEC on January 22, 2010, and will be annotated to identify the staff’s comment to which such changes are intended to address. Where applicable, we have also referenced in the Registrant’s responses set forth below the appropriate page number of the revised prospectus contained in the Amendment (the

Securities and Exchange Commission

February 12, 2010

“Prospectus”) that addresses the staff’s comment. The Amendment reflects updated financial information of the Registrant for the year ended December 31, 2009 and that the shares subject to the underwriters’ over-allotment option, if exercised, will come from certain existing securityholders of the Registrant. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

1.	We note your response to the fifth bullet point of prior comment 1; however, you should file a pre-effective amendment to the registration statement to show clearly when the conversion was completed and to show that the registration statement is filed and signed by the public limited liability company.

Response: The Registrant acknowledges the staff’s comment and will file a pre-effective amendment to the Registration Statement after the conversion to a public company with limited liability.

2.	Please ensure that your document is current. For example, we note the reference on page 16 to a development that you “anticipate” by December 31, 2009.

Response: The Registrant has revised the disclosure on page 16 of the Prospectus in response to the staff’s comment. The Registrant has reviewed the Prospectus to make certain that its disclosures in the Prospectus are current.

Prospectus Cover

3.	We may have further comment on your response to prior comment 2 after you determine the price range.

Response:

***

Leading Positions, page 2

4.	Please tell us why the information provided in response to prior comment 4 does not clearly mention each of the product applications mentioned on page 89 and 92. We note your statement here that you claim to be one of the largest suppliers for each of your applications.

Response: The registrant has revised the disclosure on pages 1, 2, 41, 80, 81, 85 and 87 of the Prospectus in response to the staff’s comment. The revised disclosure states that the Registrant is one of the largest suppliers of sensors and controls in the majority of the key applications in which it competes. The tables attached hereto as Exhibit A reflect how each of the applications included in the prior response to comment 4 relate to the

***CONFIDENTIAL TREATMENT REQUESTED BY REGISTRANT PURSUANT TO RULE 83

Securities and Exchange Commission

February 12, 2010

tables on pages 86 and 89. As the tables reflect, the applications for which the Registrant had previously provided market share analysis represent 63% of the Registrant’s total net revenue during fiscal year 2008.

Risk Factors, page 11

Future sale of our ordinary shares… page 25

5.	Please expand your risk factor to disclose the effects of the expiration of the lock-up period as it relates to your Directed Share Program.

Response: The Registrant has added disclosure on page 25 of the Prospectus in response to the staff’s comment.

We are a Netherlands public limited liability company…, page 23

6.	We note your disclosure in response to comment 6. Please specify in your risk factor the legal basis for the sole U.S. judgment enforced by the Dutch court. For example, was the liability based on U.S. securities laws?

Response: The Registrant has added disclosure on page 23 of the Prospectus in response to the staff’s comment.

Use of Proceeds, page 29

7.	Please expand your response to prior comment 7 to tell us, with a view toward disclosure, the amount of each outstanding debt obligation that you would seek to repay assuming current “market conditions, maturity dates and the respective prices [you would] have to pay to retire such notes.”

Response: The Registrant has revised the disclosure on pages 29 and 33 of the Prospectus in response to the staff’s comment. The Registrant will fill in the anticipated pricing terms of the tender offer in the preliminary prospectus that it circulates to potential investors.

Securities and Exchange Commission

February 12, 2010

Liquidity and Capital Resources, page 66

8.	Please update your analyses provided in response to prior comment 10 when you update your financial statements.

***

Response: In response to the staff’s comment, the Registrant has updated its two analyses, the results of which are summarized below:

Off-Balance Sheet Arrangements, page 79

9.	Schedule 1(f) in exhibit 10.20 does not appear to have been filed. We therefore reissue the last sentence in comment 13.

Response: The Registrant has re-filed Exhibit 10.20 to the Registration Statement to include Schedule 1(f).

Sensor Products, page 89

10.	Please reconcile the categories in the table with the product lines mentioned in the last paragraph on page 60.

Response: In response to the staff’s comment, the Registrant advises the staff that the product lines previously mentioned on page 60 of the Prospectus are included in the product categories listed in the table on page 86 of the Prospectus. The occupant weight sensor is in the force sensing product category and the automotive pressure transducer and monosilicon strain gage sensors are both in the pressure sensor product category.

The Registrant advises the staff that these specific references to these product lines have been removed from the Prospectus included in the Amendment.

Technology, Product Development and Intellectual Property, page 93

11.	With a view toward clarified disclosure in an appropriate section of your document, please tell us the portion of your business that would be affected if you could not renew the Measurement Specialties license.

Response: The Registrant has added disclosure on page 91 of the Prospectus in response to the staff’s comment.

***CONFIDENTIAL TREATMENT REQUESTED BY REGISTRANT PURSUANT TO RULE 83

Securities and Exchange Commission

February 12, 2010

12.	Please note that we may have further comments after you file the agreement with Measurement Specialties you mention in response 16.

Response: The Registrant has filed the agreement with Measurement Specialties as Exhibit 10.54 to the Registration Statement in response to the staff’s comment.

Existing Executive Officers and Directors, page 103

13.	Please tell us why Robert Hureau, who signed your registration statement, is not included on this page.

Response: The Registrant has revised the disclosure on pages 98 and 99 of the Prospectus in response to the staff’s comment. The Registrant does not consider Mr. Hureau an executive officer since he is not the head of a principal business unit, nor does he otherwise perform a policy-making function.

Executive Compensation, page 107

Base Salary, page 109

14.	Please revise your disclosure in response to the second bullet point of prior comment 23 to state with specificity the elements of each named executive officer’s “individual performance” that resulted in the salary increase. Also address the increases in 2009.

Response: The Registrant has added disclosure on pages 107 and 114 of the Prospectus in response to the staff’s comment.

Options, page 110

15.	With a view toward clarification of your disclosure in response to prior comment 24, please provide us the results of your comparison to other companies and show us clearly how your option amendment more closely aligned the vesting conditions to those companies.

Response: The Registrant has added disclosure on page 109 of the Prospectus in response to the staff’s comment.

16.

We note your disclosure in the last sentence of the second full paragraph on page 110, in response to comment 25. Please replace general or vague statements like “their relationship to each other’s total compensation, and the value of their expertise and

Securities and Exchange Commission

February 12, 2010

leadership capabilities in achieving the Company’s financial performance” with meaningful specific information regarding each named executive that will permit investors to understand what you were intending to compensate with the options and restricted securities and how you evaluated that factor to determine the amount and terms of the options and restricted securities to issue.

Response: The Registrant has revised the disclosure on pages 109 and 110 of the Prospectus in response to the staff’s comment.

17.	We note your disclosure in response to prior comment 26. Please disclose the per share offering price that will result in achievement of the performance target.

Response: The Registrant has added disclosure on page 109 of the Prospectus in response to the staff’s comment.

18.	We note your response to comment 27; however, it is unclear how you have provided quantitative disclosure required by instruction 1 to Item 402(j) of Regulation S-K for the non-cash compensation. We therefore reissue our comment.

Response: The Registrant has added disclosure on pages 119 and 120 of the Prospectus in response to the staff’s comment.

Securities and Exchange Commission

February 12, 2010

401(k) Savings Plan, page 113

19.	We note your disclosure that your decision to make matching contributions was based on your “financial performance.” Please specify how you defined the level of financial performance at which you would make matching contributions.

Response: The Registrant has added disclosure on page 111 of the Prospectus in response to the staff’s comment.

Grant of Plan Based Awards Table, page 116

20.	Regarding the bonus payments you mention in the first full paragraph on page 110, please disclose the appropriate payouts in the Non-Equity Incentive Plan columns of your table.

Response: The Registrant has added disclosure on page 115 of the Prospectus in response to the staff’s comment.

Transactions with Sponsors, page 130

21.	Please disclose the substance of your response to prior comment 31 regarding a like-kind exchange. Ensure your disclosure is clear regarding whether the previously outstanding securities exchanged in the transaction were of the identical amount with identical rights as the newly issued shares. If they were not identical, please disclose the material differences.

Response: The Registrant has added disclosure on page 133 of the Prospectus in response to the staff’s comment. The added disclosure sets forth the terms associated with the restricted securities granted to management while they were employed by Texas Instruments and by the Registrant.

22.	Refer to the first paragraph following the first table. It is unclear whether related persons received any of the 112,165,276 shares upon conversion of the deferred payment certificates and if so, the number that each related person received. Please revise for clarity.

Response: The Registrant has added disclosure on page 133 of the Prospectus in response to the staff’s comment. All of the 112,165,276 shares are held by Sensata Investment Co.

Securities and Exchange Commission

February 12, 2010

23.	Please quantify the equity interest that each related person received in the July 28, 2006 transaction.

Response: The Registrant has added disclosure on page 134 of the Prospectus in response to the staff’s comment.

Principal Shareholders

24.	We note your response to prior comment 32. You currently identify two bodies with voting and dispositive power over the shares. However you identify the members of only one body. Please tell us why you have treated these bodies differently. Also, tell us why you have not included your shares held in the name of Sensata Investment Company in the beneficial ownership reported in the table for each individual currently named in the table who is a member of one of the bodies mentioned in footnote (1).

Response: The Registrant has added the names of the individuals that comprise the investment committee of Bain Capital Investors, LLC on page 136 of the Prospectus in response to the staff’s comment.

Anti-Takeover Provisions, page 137

25.	Please tell us why you do not believe that the two-thirds requirement added on page 138 or the removal of the ability to act by written consent from page 137 are anti-takeover measures.

Response: The Registrant has added disclosure on pages 138 and 142 of the Prospectus in response to the staff’s comment.

Underwriting, page 168

26.	It is unclear why you have deleted holding information for your underwriters from the sixth paragraph on page 171. Please advise or revise.

Response: The Registrant advises the staff that it has deleted the holding information of the underwriters with respect to the Registrant’s senior secured credit facility because the Registrant has determined that it will not use any of the proceeds from the offering to repay indebtedness under the senior secured credit facility. The Registrant originally provided this disclosure because it had not yet determined that none of the proceeds would be used for this purpose. The Registrant believes that such holdings are not, in and of themselves, material to the offering.

Securities and Exchange Commission

February 12, 2010

Exhibits

27.	Regarding the proposed opinion that you submitted in response to comment 1:

•

The opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) must be based on all relevant facts and law, not merely on a list of selected documents and not conditioned on information not disclosed in an investigation.

•	Please tell us which exhibit to your registration statement represents the document mentioned in the paragraph numbered “(2)” on page 2 of the opinion.

•

Given the condition in the paragraph numbered (iv) of page 2 of the opinion, please confirm that the date currently omitted from the paragraph numbered “(1)” on page 1 of the opinion will be the effective date of your registration statement. In this regard, please also tell us why the condition is necessary and appropriate given the issues required to be addressed by Regulation S-K Item 601 (b)(5).

•

The opinion should not assume any of the material facts underlying the opinion or facts that are readily ascertainable. For example, we note the paragraphs numbered (v), (vi), (vii), (ix), (xi), (xii), (xv), (xvi), (xvii), (xviii), (xix), (xx) beginning on page 2 of the opinion and paragraph “b” on page 4 of the opinion. When providing a revised opinion to remove inappropriate assumptions, your counsel might evaluate whether the assumed facts are relevant to the issues required to be addressed by Regulation S-K Item 601(b)(5) and, if so, whether it can establish those facts by certificates from the registrant’s officers or otherwise.

•

The opinion should not assume conclusions of law that are a necessary requirement of the ultimate opinion given. For example, we note the paragraphs numbered (viii), (ix), (x), (xi), (xiii) through (xvi), and (xix) beginning on the second page of the opinion and paragraph “a” on page 4 of the opinion. When providing a revised opinion to remove assumptions regarding legal conclusions, your counsel might evaluate whether legal matters in the assumptions are relevant to the issues required to be addressed by Regulation S-K Item 601(b)(5) and, if they are relevant, counsel should be aware of Rule 436(1) under the Securities Act.

•	Please tell us how the “works council” mentioned in the paragraph numbered (xii) on the third page of the opinion is relevant to the issues required to be addressed by Regulation S-K Item 601(b)(5).

Securities and Exchange Commission

February 12, 2010

•

Please tell us why the opinion in paragraph “B” is conditioned upon the execution of a Deed of Issuance. In your response explain clearly why the condition is necessary and appropriate, why the Deed cannot be executed before the date of the opinion, and why you believe it is appropriate to attempt to shift the risk of failure to execute the Deed to investors.

•

Refer to the penultimate paragraph on the fourth page of the opinion. Please tell us how the laws excluded by that paragraph are relevant to the issues required to be addressed by Regulation S-K Item 601(b)(5). If they are relevant, please tell us how you believe that filing an opinion that excludes those laws would satisfy your obligations under that Item. If they are not relevant, please file an opinion that does not imply the contrary.

•

Given the last paragraph on page 4 of the opinion, it is unclear whether the terms used in the opinion address the matters required under the United States federal securities laws. Please file an opinion that clearly addresses the issues required to addressed by Regulation S-K Item 601(b)(5).

•

Investors are entitled to rely on the opinion that you file to satisfy your obligation under Regulation S-K Item 601(b)(5). Please revise the first and third paragraphs on the fifth page of the opinion to remove the implication to the contrary.

•

Please provide us your analysis of whether the first paragraph on the fifth page of the opinion attempts to suggest to investors a legal conclusion contrary to Section 14 of the Securities Act. In this regard, we note the small text at the bottom of the first page referring to information on the reverse side of the page; however, you did not provide that information. Please provide the missing information, and if relevant, address it in your analysis requested by the first sentence of this bullet point.

•

Refer to the second sentence of the second paragraph on the fifth page of the opinion. Please tell us whether that sentence is attempting to indicate that counsel can base its opinion on information in documents it examined that it knows is inaccurate or unreasonable.

Response: The Registrant advises the staff that the opinion has been revised substantially in response to the staff’s comments. Specifically, the Registrant advises the staff as follows:

Securities and Exchange Commission

February 12, 2010

•

With respect to bullet point 1, the opinion has been revised to provide that in rendering the opinion, counsel examined, among other documents, the Registration Statement and the documents listed in paragraphs (1) through (6) of the opinion. The list is not an exclusive list of the facts and law that the Registrant’s counsel will consider and examine in rendering the opinion. The Registrant’s counsel advises the staff that the opinion will be based on all facts and law relevant to the opinion.

•

With respect to bullet point 2, the Registrant’s counsel advises the staff that the deed of incorporation contains the articles of association as they read at the time of incorporation of the Registrant in 1988. Since that time, the articles of association have been amended and restated and will be amended further prior to the completion of the offering in connection with the Registrant’s conversion to a public limited liability company. The deed of conversion and amendment that will be executed to affect the conversion will contain the articles of association that will be in effect upon the closing of the offering. Therefore, the Registrant’s counsel believes that the deed of incorporation would not be material to investors, and attaching it as an exhibit to the Registration Statement may be misleading or cause confusion among investors.

•

With respect to bullet point 3, the opinion has been revised in response to the staff’s comment to eliminate the referenced condition. The excerpt referenced in paragraph (1) of the opinion will be dated as of the date the signed and dated opinion is filed. The Registrant will file the signed and dated opinion with a pre-effective amendment to the Registration Statement.

•

With respect to bullet point 4, the opinion has been revised in response to the staff’s comment to eliminate all of the referenced conditions, except the condition in paragraph (xviii), or paragraph (iv) in the revised opinion. As noted on page 2 of the opinion, counsel to the Registrant will rely upon statements and representations made by the management board of the Registrant in a certificate. Counsel to the Registrant has advised the Registrant that it believes the condition in paragraph (iv) is necessary because the subscription for and acceptance of the shares by the underwriters is not within counsel’s control.

•	With respect to bullet point 5, the opinion has been revised to eliminate all of the referenced conditions and qualifications in response to the staff’s comment.

•	With respect to bullet point 6, paragraph (xii) relating to the works council has been deleted from the opinion in response to the staff’s comment.

Securities and Exchange Commission

February 12, 2010

•

With respect to bullet point 7, the Registrant’s counsel advises the staff that the new shares will be issued upon execution of the Deed of Issuance by the Registrant and the underwriters before a civil law notary in the Netherlands. The Deed of Issuance is the means by which the shares will be legally issued to the underwriters, and therefore it cannot be executed until the closing of the offering. Since the signed and dated opinion will be filed with a pre-effective amendment to the Registration Statement, the Registrant’s counsel believes it is necessary that the opinion be conditioned upon the execution of the Deed of Issuance.

In addition, the Registrant’s counsel advises the staff that the opinion has been revised to delete paragraph (xix), which was the assumption relating to the nominal value of the new shares being fully paid up. However, the Registrant has added a condition to opinion “B” that the new shares will be validly issued, fully paid and validly outstanding and non-assessable only when the new shares have been fully paid for as contemplated by the Registration Statement. Counsel for the Registrant believes that this condition is reasonable considering the underwriters are responsible for fully paying for the new shares.

•

With respect to bullet point 8, the referenced paragraph has been revised in response to the staff’s comment. As revised, counsel to the Registrant believes that the limitations on the scope of the opinion are reasonable and typical for Item 5.1 opinions.

•

With respect to bullet point 9, counsel to the Registrant advises the staff that the corporate legal concepts and terms applicable to the Registrant are expressed in Dutch. These concepts and terms are expressed in English in the opinion in order to comply with Item 601(b)(5) of Regulation S-K. However, counsel to the Registrant advises the staff that it is not aware of any material differences between the English terms used in the opinion and their equivalent Dutch terms which would affect the meaning of the opinion.

•	With respect to bullet point 10, the paragraphs referenced in the staff’s comment have been revised to eliminate the implication that investors are not entitled to rely on the opinion.

•

With respect to bullet point 11, counsel to the Registrant advises the staff that it has deleted the reference on the bottom of the first page of the opinion to information on the reverse side of the page. Furthermore, Registrant’s counsel does not believe that the paragraph referenced in the staff’s comment obligates any person to waive

Securities and Exchange Commission

February 12, 2010

compliance with any provision of the Securities Act or any rule or regulation of the SEC.

•	With respect to bullet point 12, the sentence referenced in the staff’s comment has been deleted.

A revised opinion is attached to this letter as Exhibit D. We have also included a marked version of the opinion showing changes since the first draft you reviewed.

Finally, the Registrant confirms that it will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the staff’s comment letter.

We hope that the foregoing has been responsive to the staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232 or, in my absence, Bradley Reed at (312) 862-7351.

Sincerely,

/s/ Dennis M. Myers, P.C.

Dennis M. Myers, P.C.

cc:	Steven P. Reynolds
Mark G. Borden
Peter N. Handrinos

Exhibit A

***

***CONFIDENTIAL TREATMENT REQUESTED BY REGISTRANT PURSUANT TO RULE 83

14

Exhibit B

***

***CONFIDENTIAL TREATMENT REQUESTED BY REGISTRANT PURSUANT TO RULE 83

15

Exhibit C

***

***CONFIDENTIAL TREATMENT REQUESTED BY REGISTRANT PURSUANT TO RULE 83

16

Exhibit D

17

POSTAL ADDRESS	Postbus 71170 1008 BD AMSTERDAM
OFFICE ADDRESS	Fred. Roeskestraat 100 1076 ED AMSTERDAM
TELEPHONE	020 578 5758
FAX	020 578 5836
INTERNET	www.loyensloeff.com

Subject to Opinion Committee Approval

To:

Sensata Technologies Holding N.V.

Kolthofsingel 8

7602 EM, Almelo

The Netherlands

SENSATA TECHNOLOGIES HOLDING N.V.

Privileged

Amsterdam, [•] 2010

Dear Sir/Madam,

You have requested us, as your special counsel on certain matters of Dutch law to render an opinion in connection with the proposed filing of a registration statement, including a prospectus, relating to the Shares (as defined below).

Headings used in this opinion are for ease of reference only and shall not affect the interpretation hereof.

In this opinion:

“New Shares” means the ordinary shares in the capital of the Company that will be issued by the Company and subscribed for by the underwriters named in the Registration Statement;

“Commission” means the Securities and Exchange Commission.

“Company” means Sensata Technologies Holding N.V., a public company with limited liability under Dutch law.

“Deed of Issuance” means the draft notarial deed of issuance dated [?] to be executed by the Company and the underwriters named in the Registration Statement pursuant to which the New Shares will be issued.

“Existing Shares” means 144,108,686 ordinary shares in the capital of the Company issued and outstanding on the date hereof;

“Registration Statement” means the registration statement on Form S-1 (Registration No. 333-163335), originally filed with the Commission on 25 November 2009 under the Securities Act of 1933, as amended;

The public limited company Loyens & Loeff N.V. is established in Rotterdam and is registered with the Trade Register of the Chamber of Commerce and Industry under number 24370566. Solely Loyens & Loeff N.V. shall operate as contracting agent. All its services shall be governed by its General Terms and Conditions, including, inter alia, a limitation of liability and a nomination of competent jurisdiction. These General Terms and Conditions may be consulted via www.loyensloeff.com. The conditions were deposited with the Registry of the Rotterdam District Court on 1 July 2009 under number 43/2009.

AMSTERDAM • ANTWERP • ARNHEM • BRUSSELS • EINDHOVEN • LUXEMBOURG • ROTTERDAM • ARUBA • CURAÇAO • FRANKFURT •

DUBAI • GENEVA • LONDON • NEW YORK • PARIS • SINGAPORE • TOKYO • ZURICH

1/5

“Shares” means the Existing Shares and the New Shares, collectively.

In rendering this opinion, we have examined and relied upon, inter alia, an electronically transmitted copy of the executed Registration Statement and upon the following documents as we have deemed necessary for the purposes of this opinion:

(1)	an electronically transmitted copy of an excerpt, dated [•] (the “Excerpt”) of the registration of the Company in the trade register of the Chambers of Commerce in the Netherlands (the “Trade Register”) under number 24192692;

(2)	an electronically transmitted copy of the deed of incorporation of the Company dated 22 December 1988 (the “Deed of Incorporation”);

(3)	an electronically transmitted copy of the articles of association (statuten), as they read after the execution of the deed of conversion and amendment of the articles of association relating to the Company dated [•] 2010 (the “Articles”);

(4)	an electronically transmitted copy of the resolution of the general meeting of shareholders of the Company (the “Shareholders Meeting”), dated [•], (inter alia) (inter alia) designating the Management Board as the corporate body with the power to issue and/or grant rights to subscribe for ordinary shares for a period of five years from the date thereof to issue such number of shares in the capital of the Company as shall be permitted by the authorised capital of the Company from time to time (the “Shareholders’ Resolution”

(5)	an electronically transmitted copy of the resolution of the management board of the Company (the “Management Board”), dated [•], resolving to (inter alia) issue the New Shares and (ii) waive any pre-emptive rights in respect thereto (the “Board Resolution”) and together with the Shareholder’s Resolution, the “Resolutions”); and

(6)	an electronically transmitted copy of the shareholders’ register (aandeelhoudersregister) of the Company (the “Shareholders’ Register”).

We have further relied on the statements made by the management board of the Company in the certificate dated [•], a copy of which is attached hereto as Annex 1, (the “Management Certificate”) and we have assumed without independent investigation, except as otherwise indicated herein, that such statements are correct as of the date hereof.

For the purpose of the opinions expressed herein, we have assumed:

(i)	the genuineness of all signatures, the authenticity of all agreements, certificates, instruments, and other documents submitted to us as originals and the conformity to the originals of all agreements, certificates, instruments, and other documents submitted to us as electronic copies;

(ii)	that the information recorded in the Excerpt is true, accurate and complete on the date hereof (although not constituting conclusive evidence thereof our assumption is supported by information obtained by telephone today from the Trade Register confirming that no changes were registered after the date of the Excerpt);

Legal Opinion draft [3] ([12] February 2010) For discussion purposes only; subject to Opinion Committee’s approval	2/5

(iii)	that the Deed of Issuance will be validly executed in the form of the draft as referred to above; and

(iv)	that the issuance of the New Shares will be subscribed for and accepted by the underwriters.

Based upon the foregoing and subject to (a) any factual matters or documents not disclosed to us in the course of our investigation and (b) the qualifications and limitations stated hereinafter, we are of the opinion that on the date hereof:

A.	The Existing Shares have been duly authorised and validly issued, are fully paid and are validly outstanding and non-assessable.

B.	Upon execution of the Deed of Issuance and when fully paid for as contemplated in the Registration Statement, the New Shares will be validly issued, fully paid and validly outstanding and non-assessable.

This opinion is subject to the following qualification:

The Shareholder’s Register does not provide conclusive evidence that the facts set out therein are correct and complete (e.g. as to whether or not the Shares have been redeemed, transferred, encumbered etc.). The Management Board is obliged to regularly update the shareholders’ register of the Company pursuant to section 2:194 of the Dutch Civil Code.

This opinion letter sets out our opinion on certain matters of the laws with general applicability of the Netherlands as they stand at today’s date and as they are presently interpreted under published authoritative case law of the Dutch courts and the opinions expressed in this opinion letter are limited in all respects to and are to be construed and interpreted in accordance with, Dutch law. We do not express any opinion on public international law or on the rules promulgated under or by any treaty or treaty organisation, except insofar as these rules are directly applicable in the Netherlands, nor do we express any opinion on Dutch or European competition law or tax laws. No undertaking is assumed on our part to revise, update or amend this opinion letter in connection with or to notify or inform you of, any developments and/or changes of Dutch law subsequent to today’s date.

In this opinion letter Dutch legal concepts are sometimes expressed in English terms and not in their original Dutch terms. In this opinion the meaning to be attributed to an English term shall be the meaning attributed to the equivalent Dutch concept for the purposes of the relevant area of Dutch law.

This opinion letter may only be relied upon on the express condition that any issue of interpretation or liability arising thereunder will be governed by Dutch law and be brought exclusively before the competent court in Rotterdam, the Netherlands. This opinion letter is issued by Loyens & Loeff N.V.; natural persons or legal entities that are involved in the services provided by or on behalf of Loyens & Loeff N.V. cannot be held liable in any manner whatsoever. This opinion letter may only be relied upon under the express condition that any liability of Loyens & Loeff N.V. is limited to the amount paid out under its professional liability insurance policies.

Legal Opinion draft [3] ([12] February 2010) For discussion purposes only; subject to Opinion Committee’s approval	3/5

This opinion letter is strictly limited to the matters stated herein and may not be read as extending by implication to any matters not specifically referred to.

This opinion letter is addressed to you and may only be relied upon in connection with the transactions to which the Registration Statement relates.

We hereby consent to the filing of this opinion with the Commission as Exhibit 5.1 to the Registration Statement. We also consent to the reference to our firm under the heading “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.

Yours faithfully,

Loyens & Loeff N.V.

Legal Opinion draft [3] ([12] February 2010) For discussion purposes only; subject to Opinion Committee’s approval	4/5

ANNEX 1

MANAGEMENT CERTIFICATE

[To be attached as separate document]

Legal Opinion draft [3] ([12] February 2010) For discussion purposes only; subject to Opinion Committee’s approval	5/5

CERTIFICATE OF THE MANAGEMENT

OF

SENSATA TECHNOLOGIES HOLDING B.V.

                                , 2010

The undersigned, ANT Management (Netherlands) B.V., Mr. G. Braaksma and Mr. J. Hamers, together constituting the entire board of managing directors (the “Management Board”) of Sensata Technologies Holding B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands having its registered office address at Kolthofsingel 8, 7602 EM, Almelo, the Netherlands (the “Company”),

HEREBY CERTIFY

1.	That the Company has been duly incorporated on 22 December 1988 and is validly existing as a besloten vennootschap met beperkte aansprakelijkheid (a private company with limited liability) under the laws of the Netherlands;

2.	That (a) the deed of incorporation of the Company, dated 22 December 1988 (the “Deed of Incorporation”), is a valid notarial deed (authentieke akte), (b) the contents thereof is correct and complete, (c) the statement of no-objection (verklaring van geen bezwaar) was granted on a draft substantially identical to the wording of the Deed of Incorporation and (d) there were no defects in the incorporation (not appearing on the face of the Deed of Incorporation) for which a court might dissolve the Company;

3.	That the articles of association (statuten) of the Company dated 29 September 2006 are the articles of association in force on the date hereof (the “Articles”);

4.	that the information recorded in the excerpt dated 15 December 2009 of the registration of the Company in the trade register of the Chambers of Commerce in the Netherlands (the “Trade Register”) under number 24192692 (attached as Annex I) is true, accurate and complete on the date hereof;

5.	That the Company has not been dissolved (ontbonden), liquidated, granted a (preliminary) suspension of payments ((voorlopige) surséance van betaling verleend) or declared bankrupt (failliet verklaard);

6.	That at the date hereof no resolution has been adopted concerning the statutory merger (juridische fusie) or division (splitsing), in both cases involving the Company as disappearing entity, or the voluntary liquidation (ontbinding) of the Company or the filing of a request for its bankruptcy (faillissement) or for a suspension of payments (surséance van betaling) and that the Company has not received a notice from the Amsterdam Chamber of Commerce concerning its dissolution under Section 2:19a of the Dutch Civil Code;

7.	That (i) the shares in the capital of the Company issued and outstanding on the date hereof (the “Shares”) have not been repurchased (ingekocht), cancelled (ingetrokken), reduced (afgestempeld), split, or combined, and (ii) the Shares are free and clear of any pledge (pand), right of usufruct (vruchtgebruik) or attachment (beslag) on the date hereof;

8.	That the information recorded in the shareholders’ register (attached as Annex II) of the Company is true, accurate and complete as of the date hereof;

9.	That the authorized capital of the Company will be sufficient to allow for the issuance of the ordinary shares in the capital of the Company that will be issued by the Company in connection with the registration statement on Form S-1 (Registration No. 333-142383), originally filed with the Commission on November 25, 2009 under the Securities Act of 1933, as amended (such Registration Statement, as amended or supplemented) (the “Additional Shares”); and

Management Certificate Sensata Technologies Holding B.V.	1

10.	That the Additional Shares will be offered in compliance with the Act on the financial supervision (Wet op het financieel toezicht) and the regulations promulgated thereunder.

HEREBY CONFIRM

11.	That they deem the entering into, signing, execution, delivery and performance of the Documents (as defined in the attached draft board resolution to be taken by the Management Board, the “Board Resolution”, Attached as Annex III) to be (i) in the best corporate interest of the Company and conducive to the realisation of and useful in connection with the corporate objects of the Company and (ii) not prejudicial to the interests of (present and future) creditors of the Company;

12.	That they do not have a personal conflict of interest with the Company in respect of the entering into and performance of the Documents and in respect of the transactions contemplated thereby;

13.	That the Board Resolution, (a) correctly reflects the resolutions to be made by the Management Board, in respect of the Documents, (b) will be made with due observance of the procedural requirements of the Articles, and (c) will not be amended, revoked, or, to best of the undersigned’s knowledge, declared null and void by a competent court; and

14.	That the Documents have been and will be signed on behalf of the Company by persons that are fully authorised to represent the Company in respect of the transactions contemplated by the Documents.

This certificate is provided to Loyens & Loeff, with the understanding that they will rely thereon in, and will assume the correctness of the above statements as of the date of, the opinion letter to be issued in connection with Documents.

[SIGNATURE PAGE TO FOLLOW]

Management Certificate Sensata Technologies Holding B.V.	2

Signed on the date first written above.

Name: Geert Braaksma Title: managing director	Name: Joep Hamers Title: managing director

Name: ANT Management (Netherlands) B.V. Title: By:	Name: ANT Management (Netherlands) B.V. Title: By:

Management Certificate Sensata Technologies Holding B.V.	3

ANNEX

BOARD RESOLUTION

Management Certificate Sensata Technologies Holding B.V.	4

POSTAL ADDRESS	Postbus 71170 1008 BD AMSTERDAM
OFFICE ADDRESS	Fred. Roeskestraat 100 1076 ED AMSTERDAM
TELEPHONE	020 578 5758
FAX	020 578 5836
INTERNET	www.loyensloeff.com

Subject to Opinion Committee Approval

To:

~~Each of the parties listed~~

~~on Schedule I attached hereto~~

Sensata Technologies Holding N.V.

Kolthofsingel 8

7602 EM, Almelo

The Netherlands

SENSATA TECHNOLOGIES HOLDING N.V.

Privileged

Amsterdam~~/Rotterdam~~, [•] ~~January~~ 2010

Dear Sir/Madam,

~~Sensata Technologies Holding N.V., a public company with limited liability under Dutch law (the “Company”) has~~You have requested us, ~~the undersigned,~~ as your special counsel on certain matters of Dutch law ~~to the Company~~ to render an opinion in connection with the proposed filing of a registration statement, including a prospectus, relating to the Shares (as defined below).

Headings used in this opinion are for ease of reference only and shall not affect the interpretation hereof.

In this opinion:

“~~Additional~~New Shares” means the ordinary shares in the capital of the Company that will be issued by the Company and subscribed for by the underwriters ~~pursuant to~~named in the ~~underwriting~~ Registration Statement;

“Commission” means the Securities and Exchange Commission.

“Company” means Sensata Technologies Holding N.V., a public company with limited liability under Dutch law.

“Deed of Issuance” means the draft notarial deed of issuance dated [•] to be executed by the Company and the underwriters named in the Registration Statement pursuant to which the ~~Additional~~New Shares will be issued.

The public limited company Loyens & Loeff N.V. is established in Rotterdam and is registered with the Trade Register of the Chamber of Commerce and Industry under number 24370566. Solely Loyens & Loeff N.V. shall operate as contracting agent. All its services shall be governed by its General Terms and Conditions, including, inter alia, a limitation of liability and a nomination of competent jurisdiction. These General Terms and Conditions ~~have been printed on the reverse side of this page and may also~~may be consulted via www.loyensloeff.com. The conditions were deposited with the Registry of the Rotterdam District Court on 1 July 2009 under number 43/2009.

AMSTERDAM • ANTWERP • ARNHEM • BRUSSELS • EINDHOVEN • LUXEMBOURG • ROTTERDAM • ARUBA • CURAÇAO • FRANKFURT • DUBAI • GENEVA • LONDON • NEW YORK • PARIS • SINGAPORE • TOKYO • ZURICH

“Existing Shares” means ~~all~~144,108,686 ordinary shares in the capital of the Company issued and outstanding on the date hereof;

“Registration Statement” means the registration statement on Form S-1 (Registration No. 333-~~142383~~163335), originally filed with the Commission on 25 November ~~25,~~ 2009 under the Securities Act of 1933, as amended ~~(such Registration Statement, as amended or supplemented~~;

“Shares” means the Existing Shares and the New Shares, collectively.

In rendering this opinion, we have examined and relied upon, inter alia, an electronically transmitted copy of the executed Registration Statement and upon the following documents as we have deemed necessary for the purposes of this opinion:

(1)	an electronically transmitted copy of an excerpt, dated [•] (the “Excerpt”) of the registration of the Company in the trade register of the Chambers of Commerce in the Netherlands (the “Trade Register”) under number 24192692;

(2)	an electronically transmitted copy of the deed of incorporation of the Company dated 22 December 1988 (the “Deed of Incorporation”);

(3)	an electronically transmitted copy of the articles of association (statuten), as they read after the execution of the deed of conversion and amendment of the articles of association relating to the Company dated [•] 2010 (the “Articles”);

~~(4)~~	~~an electronically transmitted copy of the resolution of the management board of the Company (the “Management Board”), dated [•], resolving (inter alia) to enter into the transactions contemplated by and authorizing the entry into, the execution of and the performance of the Registration Statement, the conversion of the Company into a naamloze vennootschap (a public company with limited liability) under Dutch law and the issuance of the Additional Shares (the “Board Resolution”);~~

(4)	~~(5)~~ an electronically transmitted copy of the resolution of the general meeting of shareholders of the Company (the “Shareholders Meeting”), dated [•], (inter alia) ~~approving the Board Resolution and resolving the conversion of the Company into a naamloze vennootschap (a public company with limited liability) under Dutch law and the issuance of the Additional Shares (the “Shareholders’ Resolution” and together with the Board Resolution, the “Resolutions”); and~~(inter alia) designating the Management Board as the corporate body with the power to issue and/or grant rights to subscribe for ordinary shares for a period of five years from the date thereof to issue such number of shares in the capital of the Company as shall be permitted by the authorised capital of the Company from time to time (the “Shareholders’ Resolution”

(5)	an electronically transmitted copy of the resolution of the management board of the Company (the “Management Board”), dated [•], resolving to (inter alia) issue the New Shares and (ii) waive any pre-emptive rights in respect thereto (the “Board Resolution”) and together with the Shareholder’s Resolution, the “Resolutions”); and

(6)	an electronically transmitted copy of the shareholders’ register (aandeelhoudersregister) of the Company (the “Shareholders’ Register”).

Legal Opinion draft [~~1~~3] ([~~21~~12] ~~January~~February 2010) For discussion purposes only; subject to Opinion Committee’s approval	2/7

We have further relied on the statements made by the management board of the Company in the certificate dated [•], a copy of which is attached hereto as Annex 1, (the “Management Certificate”) and we have assumed without independent investigation, except as otherwise indicated herein, that such statements are correct as of the date hereof.

For the purpose of the opinions expressed herein, we have assumed:

~~(i)~~	~~the genuineness of all signatures;~~

~~(ii)~~	~~the authenticity of all agreements, certificates, instruments, and other documents submitted to us as originals;~~

(i)	~~(iii)~~ the genuineness of all signatures, the authenticity of all agreements, certificates, instruments, and other documents submitted to us as originals and the conformity to the originals of all agreements, certificates, instruments, and other documents submitted to us as ~~electronically submitted~~electronic copies;

(ii)	~~(iv)~~ that the information recorded in the Excerpt is true, accurate and complete on the date hereof ~~and on the date of the Resolutions~~ (although not constituting conclusive evidence thereof~~,~~ our assumption is supported by information obtained by telephone today from the Trade Register confirming that no changes were registered after the date of the Excerpt);

~~(v)~~	~~that the Management Board consisted on the day of the Resolutions of ANT Management (Netherlands) B.V., Mr. G. Braaksma and Mr. J. Hamers;~~

~~(vi)~~	~~that the information recorded in the Shareholders’ Register is true, accurate and complete as of the date hereof;~~

~~(vii)~~	~~that the Registration Statement has not been terminated, rescinded, nullified or declared null and void;~~

~~(viii)~~	~~that the Company has been duly incorporated as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law;~~

~~(ix)~~	~~that the Company has been dissolved (ontbonden), merged (gefuseerd), split up (gesplitst), granted a suspension of payments (surseance verleend), declared bankrupt (failliet verklaard), subjected to any other insolvency proceedings listed in Annex A or winding up proceedings listed in Annex B of the 29 May 2000 Council Regulation (EC) No 1346/2000 on Insolvency Proceedings (the “Insolvency Regulation”), listed in Annex I to Council Regulation (EC) No 881/2002 of 27 May 2002 or listed and marked with an asterisk in the Annex to Council Common Position 2001/931 of 27 December 2001 relating to measures to combat terrorism, as amended from time to time (although not constituting conclusive evidence thereof, this assumption is supported by (a) the contents of the Excerpt, (b) information obtained by telephone today from the bankruptcy clerk’s office (faillissementsgriffie) of the court in Almelo, the Netherlands and (c) a search today on the relevant website (www.rechtspraak.nl) in respect of the international bankruptcy clerk’s office (internationale faillissementsgriffie) of the court in The Hague, the Netherlands).~~

Legal Opinion draft [~~1~~3] ([~~21~~12] ~~January~~February 2010) For discussion purposes only; subject to Opinion Committee’s approval	3/7

~~(x)~~	~~that the Articles are the articles of association (statuten) of the Company in force on the date hereof and on the date of the Resolutions (although not constituting conclusive evidence thereof, this assumption is supported by the contents of the Excerpt;~~

~~(xi)~~	~~that the Resolutions (a) correctly reflect the resolutions made by the Management Board and the Shareholders Meeting, respectively, in respect of the transactions contemplated by the Registration Statement, (b) have been made with due observance of the Articles, and (c) have not been and will not be amended, nullified, revoked, or declared null and void;~~

~~(xii)~~	~~that there is no works council (ondernemingsraad) with jurisdiction over the transactions envisaged by the Registration Statement;~~

~~(xiii)~~	~~that the Power of Attorney is in full force and effect on the date hereof;~~

~~(xiv)~~	~~that the entering into the Registration Statement by the Company is in furtherance of its corporate objects as meant in section 2:7 of the Dutch Civil Code;~~

~~(xv)~~	~~that (i) the Shares have not been repurchased (ingekocht), cancelled (ingetrokken), reduced (afgestempeld), split, or combined, and (ii) the Shares are free and clear of any pledge (pand), right of usufruct (vruchtgebruik) or attachment (beslag) (although not constituting conclusive evidence thereof, this assumption is supported by the contents of (a) the Shareholders’ Register, and (b) the Excerpt;~~

~~(xvi)~~	~~that the authorized capital of the Company will be sufficient to allow for the issuance of the Additional Shares;~~

(iii)	that the Deed of Issuance will be validly executed in the form of the draft as referred to above; and

(iv)	~~(xvii)~~ that the issuance of the ~~Additional~~New Shares will be subscribed for and accepted by the underwriters~~;~~.

~~(xviii)~~	~~the Additional Shares will not be offered in any member state of the European Economic Area;~~

~~(xix)~~	~~that the nominal value of the Additional Shares will be fully paid up; and~~

~~(xx)~~	~~at the time of an issue and offer of the Shares which are admitted to trading on a regulated market or for which admission to such trading has been requested, the entry into the Registration Statement and the issue and offer of the Shares no party to the transaction had or has insider knowledge (voorwetenschap) in respect of the Company or the trade in its securities.~~

Based upon the foregoing and subject to (a) any factual matters or documents not disclosed to us in the course of our investigation and (b) the qualifications and limitations stated hereinafter, we are of the opinion that on the date hereof:

A.	The Existing Shares have been duly authorised and validly issued, are fully paid and are validly outstanding and non-assessable.

Legal Opinion draft [~~1~~3] ([~~21~~12] ~~January~~February 2010) For discussion purposes only; subject to Opinion Committee’s approval	4/7

B.	Upon execution of the Deed of Issuance ~~with respect to the Additional Shares~~and when fully paid for as contemplated in the Registration Statement, the ~~Additional~~New Shares will be validly issued, fully paid and validly outstanding and non-assessable.

This opinion is subject to the following qualification~~s:~~:

~~a.~~	~~The opinions expressed herein may be affected or limited by the provisions of any applicable bankruptcy (faillissement), insolvency, fraudulent conveyance (actio Pauliana), reorganisation, suspension of payments (surseance van betaling) and other laws of general application now or hereafter in effect, relating to or affecting the enforcement or protection of creditors’ rights (including but not limited to the laws that apply pursuant to the Insolvency Regulation).~~

~~b.~~ The Shareholder’s Register does not provide conclusive evidence that the facts set out therein are correct and complete (e.g. as to whether or not the Shares have been redeemed, transferred, encumbered etc.). The Management Board is obliged to regularly update the shareholders’ register of the Company pursuant to section 2:194 of the Dutch Civil Code.

~~We express no opinion on any law other than Dutch law (unpublished case law not included) as it currently stands. We express no opinion on any laws of the European Communities (insofar as not implemented in the Netherlands in statutes or regulations of general application) unless it concerns EU Regulations (Verordeningen) in effect in the Netherlands on the date of the opinion. In this opinion letter we express no opinion on tax law, on the business merits of the transaction contemplated by the Registration Statement or on financial assistance rules or on anti-trust law/competition law.~~

This opinion letter sets out our opinion on certain matters of the laws with general applicability of the Netherlands as they stand at today’s date and as they are presently interpreted under published authoritative case law of the Dutch courts and the opinions expressed in this opinion letter are limited in all respects to and are to be construed and interpreted in accordance with, Dutch law. We do not express any opinion on public international law or on the rules promulgated under or by any treaty or treaty organisation, except insofar as these rules are directly applicable in the Netherlands, nor do we express any opinion on Dutch or European competition law or tax laws. No undertaking is assumed on our part to revise, update or amend this opinion letter in connection with or to notify or inform you of, any developments and/or changes of Dutch law subsequent to today’s date.

In this opinion letter Dutch legal concepts are sometimes expressed in English terms and not in their original Dutch terms. ~~The concepts concerned may not be identical to the concepts described by the same English term as they exist under the laws of other jurisdictions. Furthermore, we note that a term may for the purposes of one area of Dutch law have a meaning that is different from the meaning for the purposes of other areas of Dutch law.~~ In this opinion the meaning to be attributed to an English term shall be the meaning attributed to the equivalent Dutch concept for the purposes of the relevant area of Dutch law.

This opinion letter may only be relied upon ~~by any person that is allowed to do so in accordance with the last paragraph of this opinion letter under~~on the express condition that any issue of interpretation or liability arising thereunder will be governed by Dutch law and be brought exclusively before the competent court in Rotterdam, the Netherlands. This opinion letter is issued by Loyens & Loeff N.V.; natural persons or legal entities that are involved in the services provided by or on behalf of Loyens &

Legal Opinion draft [~~1~~3] ([~~21~~12] ~~January~~February 2010) For discussion purposes only; subject to Opinion Committee’s approval	5/7

Loeff N.V. cannot be held liable in any manner whatsoever. This opinion letter may only be relied upon under the express condition that any liability of Loyens & Loeff N.V. is limited to the amount paid out under its professional liability insurance policies.

This opinion letter is strictly limited to the matters stated herein and may not be read as extending by implication to any matters not specifically referred to. ~~Nothing in this opinion letter should be taken as expressing an opinion in respect of any representations or warranties, or other information, contained in any of the above documents or any other document examined in connection with this opinion letter except as expressly confirmed herein.~~

This opinion letter is addressed to you and may only be relied upon ~~by you~~ in connection with the transactions to which the Registration Statement relates~~, and may not be disclosed to and relied upon by any other person, firm, company, or institution without our prior written consent.~~ .

We hereby consent to the filing of this opinion with the Commission as Exhibit 5.1 to the Registration Statement. We also consent to the reference to our firm under the heading “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.

Yours faithfully, Loyens & Loeff N.V.

Legal Opinion draft [~~1~~3] ([~~21~~12] ~~January~~February 2010) For discussion purposes only; subject to Opinion Committee’s approval	6/7

ANNEX 1

MANAGEMENT CERTIFICATE

[To be attached as separate document]

Legal Opinion draft [~~1~~3] ([~~21~~12] ~~January~~February 2010) For discussion purposes only; subject to Opinion Committee’s approval	7/7